UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION

OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-29273

QUOVADX, INC.

(Exact name of registrant as specified in its charter)

7600 E. Orchard Road, Suite 300S

Greenwood Village, CO

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value;

Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s)

relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: (see below)

Securities	Holders of Record
Common Stock, $0.01 par value	1
Preferred Share Purchase Rights	0

Pursuant to the requirements of the Securities Exchange Act of 1934, Quovadx, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 18, 2007	By:	/s/ Linda K. Wackwitz
Name: Linda K. Wackwitz
Its: Executive Vice President, Chief Legal Officer and Secretary